Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

April 23, 2018

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Dominic Minore

Re:	Value Line Centurion Fund, Inc. (the “Fund”)

SEC File Nos. 002-86337; 811-03835

Dear Mr. Minore:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Gretchen Passe Roin and Seth Davis of Wilmer Cutler Pickering Hale and Dorr LLP on April 18, 2018, relating to the post-effective amendment to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940 (the “1940 Act”), of the Fund which was filed with the Commission on February 28, 2018 (the “Registration Statement”).

For the staff’s convenience, its comments are restated below, followed by the response of the Fund. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Fund’s Registration Statement. The changes to the Fund’s Registration Statement described in response to Comment 4 were included in post-effective amendment No. 45, filed on April 23, 2018 pursuant to Rule 485(b) under the Securities Act.

Comment 1.

Please explain why the unbundling of the Fund’s management fee from amounts payable for administrative services is appropriate, and why shareholder approval is not required to amend the Fund’s management agreement in this case.

Response 1.

Confirmed. The unbundling of the Fund’s management fee is intended to increase transparency of fees to shareholders and will not affect the Fund’s total annual operating expenses or otherwise negatively affect its shareholders. Consistent with the Commission staff’s no-action positions, shareholder approval of the amendment to the Fund’s management agreement is not required because: (i) the unbundling will not reduce or modify in any way the nature or level of, or change the personnel providing, the Fund’s administration or advisory services; and (ii) the combined rates at which fees are payable by the Fund for advisory and administrative services under the amended management agreement and new administration agreement will not exceed the rate at which management fees are currently payable by the Fund.

April 23, 2018

Mr. Dominic Minore

Comment 2.

Please confirm that the unbundling does not negatively affect the Fund’s shareholders in any way and does not cause shareholders of the Fund to be responsible for administrative services of a nature, or at a rate, different from their obligations prior to the unbundling.

Response 2.

Confirmed.

Comment 3.

Please supplementally confirm whether the Fund is subject to recoupment of waived fees under its fee waiver agreement.

Response 3.

The Fund is not subject to recoupment of waived fees under its fee waiver agreement with the Distributor.

Comment 4.

Please confirm that the Fund will file as an exhibit to the Registration Statement an updated legal opinion as to the legality of the shares issued by the Fund.

Response 4.

Confirmed. The Fund filed an updated legal opinion as to the legality of the shares authorized by the Fund under Maryland state law, pursuant to Rule 485(b) under the Securities Act on April 23, 2018.

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We trust that these responses adequately address your comments. As noted above, in response to the staff’s comments, the Fund filed post-effective amendment No. 45 pursuant to Rule 485(b) under the Securities Act, which is intended to become effective on May 1, 2018.

April 23, 2018

Mr. Dominic Minore

Should you have any further questions or comments, please do not hesitate to contact Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 or myself at (212) 907-1850.

Very truly yours,

By:    /s/ Peter D. Lowenstein

Peter D. Lowenstein

Legal Counsel to the Fund

cc:   Leonard A. Pierce, Esq.

Gretchen Passe Roin, Esq.